Ophthalmic Plastic Surgeon Recommended

I learned about Love Sun Body nearly two years ago and was immediately impressed by the research and innovations that went into creating their original line of sunscreens. Many years ago, I had misconceptions about sunscreens and believed they were all the same. Higher SPF means better protection, brands must be about the same. But after doing lots of research and listening to what other people have to say I found out I could not have been further from the truth.

Now I have children. I have discussed skin care with thousands of my patients. And I have searched the literature myself. I can find no product that rivals Love Sun Body in terms of safety and sun protection.

My medical practice is limited to ophthalmic plastic surgery. And most of my time at work is dealt with people's faces and eyelids, which covers is some of the most delicate skin on the body. I have been giving out samples of Love Sun Body sunscreen to my patients all summer and the reviews have been nothing short of fantastic. Also, my children both have sensitive skin and have resisted for years to apply sunscreen on their faces because of allergic reactions. Over the past two summers they have been using Love Sun Body exclusively and there have been no allergic reactions. They are happy to use this product and apply every time they go outside. I cannot think of any other sunscreen that they would tolerate so well

Also, I use this product myself. My biggest test for sunscreen is if I can use it outside in the summer during my workouts without having the product wear off after a short time or run into my eyes. Love Sun Body has never disappointed me. A huge benefit is extended protection. And it does not irritate my eyes. For those reasons I always go out of my way to discuss it with patients and offer them a better alternative to protect their skin

When the opportunity arose, I was thrilled to become an investor in the company. It is a product I believe in. It has the best natural products of any sunscreen I have encountered. And whether you judge sunscreen by its ingredients or by its effectiveness and safety you will not find another product with the benefits of Love Sun Body.

Dr. Brian Brazzo, MD